100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2016-04

POLYMET PERMITTING PROCESS INITIATED

St. Paul, Minn., March 17, 2016 – PolyMet Mining Corp. TSX: POM; NYSE MKT: PLM today reported that the first step in the formal state permitting process has started with notice by the Minnesota Department of Natural Resources that it will hold a Preapplication Public Informational Meeting regarding the process for the NorthMet Project permit to mine.

Date:	Tuesday April 19, 2016

Time:	6:00 to 8:30 p.m.
Formal Presentation at 6:30
Open House throughout the meeting

Location:	Mesabi East High School (http://www.mesabieast.k12.mn.us/)
601 North 1st St. West, Aurora, MN 55705

“This public meeting initiates the formal state permitting process, building on the foundation of the state’s Record of Decision that was issued two weeks ago, which affirmed the Final Environmental Impact Statement,” observed Jon Cherry, president and CEO. “The recently completed environmental review process demonstrated that the project as designed meets federal and state human health and environmental regulatory standards. The permit applications will provide additional engineering details for the design, construction and operation of the project. When permits are issued by the State, they will include various financial assurance, operating, monitoring, reclamation and reporting requirements to ensure compliance with applicable environmental laws.”

The public meeting will include a formal presentation from the DNR that will provide an overview of the NorthMet Project and the permit to mine process. A brief summary of other state permits, such as tailings dam safety, water quality, air quality and wetlands will also be provided. State agency staff and PolyMet will be available in an open house format during the evening to answer questions about the permitting process and project respectively.

Minnesota regulations lay out the permitting process, starting with 30-day notice of the Preapplication Meeting to be held near the project location, followed by formal submission of permit applications and a review by the state that the applications are complete. Following the Meeting and after consultation with the DNR and the Minnesota Pollution Control Agency, PolyMet will begin to submit the various state permit applications that will be required to construct and operate the project.

Preparation of Records of Decision on the US Forest Service Land Exchange and the US Army Corps of Engineers’ 404 Wetland Permit is proceeding according to those respective agencies’ regulations.

Background
The NorthMet EIS is the most thorough environmental review conducted in the state of Minnesota. The EIS was written by the DNR, the U.S. Army Corps. of Engineers and the U.S. Forest Service as Co-lead Agencies and, since 2011, the U.S. Environmental Protection Agency as federal Cooperating Agency. In addition to the state’s Record of Decision, the EPA stated that the final EIS addresses all of its prior concerns and any remaining questions should properly be addressed in permitting.

PolyMet has spent more than $60 million providing engineering and legal input to the environmental review process. In addition, the state spent approximately $32 million independently assessing the environmental impacts, including approximately $22 million paid to the independent EIS Contractor to assess engineering solutions designed to ensure that NorthMet meets regulatory standards and to write the EIS. State staff logged approximately 90,000 hours – an average of 4.5 people working full time for a decade. Under established state procedures, PolyMet has reimbursed the state for all of these costs.

“The environmental review process followed established procedures resulting in the state’s affirmative Record of Decision,” Cherry stated. “It is important that all participants respect and honor this process. PolyMet is committed to building Minnesota’s first copper-nickel mine and understands the very important responsibility of doing so in a way that is protective of the things that matter most to the community where we will have the privilege operating.”

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2015 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three and six months ended October 31, 2015, for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.